UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

IVIVI TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

46589F108
(CUSIP Number)

Steven M. Gluckstern c/o Ivivi Technologies, Inc. 135 Chestnut Ridge Road Montvale, NJ 07645 (201) 476-9600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 5, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (sections) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (section) 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 46589F108	Page 2 of 5 Pages

SCHEDULE 13D/A

1	NAME OF REPORTING PERSON: Steven M. Gluckstern
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: Not Applicable	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER: 2,176,431(*) SHARED VOTING POWER: -0- SOLE DISPOSITIVE POWER: 2,176,431(*) SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,176,431(*)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 18.0% (*)
14	TYPE OF REPORTING PERSON: IN

-------------------------

(*)         Based on 11,241,033 shares of common stock, no par value, of Ivivi Technologies, Inc. (the “Company”) issued and outstanding as of November 19, 2009, as reported by the Company in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on November 19, 2009. As of January 5, 2010, Mr. Gluckstern held: (i) 196,078 shares of common stock held by Ajax Capital LLC, an investment fund wholly-owned by Mr. Gluckstern (“Ajax”); (ii) 1,124,103 restricted shares of common stock issued pursuant to the Company’s 2009 Equity Incentive Plan; (iii) 81,250 shares of common stock issuable upon exercise of rights to purchase an aggregate of up to 81,250 shares of common stock during the period from November 8, 2005 to November 8, 2010 granted by certain shareholders of the Company pursuant to a share purchase right agreement; and (iv) 775,000 shares of common stock issuable upon exercise of options to purchase shares of common stock.

CUSIP No. 46589F108	Page 3 of 5 Pages

SCHEDULE 13D/A

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the Schedule 13D (as amended, the “Schedule 13D”) filed with the SEC by Steven M. Gluckstern on October 24, 2006, as amended by: the Schedule 13D Amendment No. 1 filed by Mr. Gluckstern with the SEC on May 15, 2008, the Schedule 13D Amendment No. 2 filed by Mr. Gluckstern with the SEC on April 2, 2009, the Schedule 13D Amendment No. 3 filed by Mr. Gluckstern with the SEC on April 15, 2009, the Schedule 13D Amendment No. 4 filed by Mr. Gluckstern with the SEC on August 20, 2009 and the Schedule 13D Amendment No. 5 filed by Mr. Gluckstern with the SEC on September 24, 2009. Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D unless otherwise defined herein.

ITEM 4. Purpose of Transaction.

The response to Item 4 is supplemented by adding the following:

“Given the Company’s financial conditions, on November 17, 2009, the Company entered into Amendment No. 1 to the Asset Purchase Agreement (the “APA Amendment No. 1”) with Buyer and Ajax. The APA Amendment No. 1 gives the Company the right to request advances from Buyer during the period prior to the closing of the transactions contemplated by the Asset Purchase Agreement up to a maximum of $300,000; provided, that any advances under the agreement will be deducted from the Purchase Price (as defined in the Asset Purchase Agreement) payable by Buyer at the closing. As consideration for Buyer’s agreement to advance funds to the Company until the closing, the Company has agreed to reimburse Buyer’s legal expenses associated with the Asset Purchase Agreement up to a maximum of $150,000; provided, further that such expenses shall be pari passu with the Company’s payment obligations to its other creditors. The Company has also agreed to pay up to $20,000 of Buyer’s and Ajax’s costs and expenses (including legal fees and expenses) incurred by Buyer and Ajax in connection with the APA Amendment No. 1. In the event the Asset Purchase Agreement is terminated prior to the closing, the Company agreed to repay the advances as soon as practicable following the date of such termination with interest at the rate of 8% per annum for each day until the advances are repaid; provided that any advances that remain unpaid as of the due date (30 days after the date of such termination) will accrue an interest rate of 12% per annum for each day until repaid. As of December 29, 2009, the Company received $250,000 in advances from the Buyer to fund its operations and expenses.

On January 5, 2010, the Company, the Buyer, Mr. Gluckstern, Kathryn Clubb and Emigrant Capital Corp. (“Emigrant”) entered into an agreement pursuant to which Mr. Gluckstern agreed to pay off all of the Company’s indebtedness owed to Emigrant under the Loan Agreement with Emigrant dated as of April 7, 2009 (the “Loan Agreement”), which payment shall be held in escrow until the earlier of (i) the closing of the transactions contemplated by the Asset Purchase Agreement or (ii) February 15, 2010. The amount funded into escrow exceeds the Purchase Price payable under the Asset Purchase Agreement as required by Emigrant. Pursuant to the agreement between the parties, in the event the closing of the transactions contemplated by the Asset Purchase Agreement occurs prior to February 15, 2010, the escrowed amount would be disbursed (a) first to Emigrant to repay all of the Company’s indebtedness owned to Emigrant under the Loan Agreement, (b) second to the Company to satisfy any outstanding balance of the Purchase Price payable by the Buyer pursuant to the Asset Purchase Agreement, as amended, and (c) finally, to Mr. Gluckstern. However, in the event the closing of the transactions contemplated by the Asset Purchase Agreement does not occur by February 15, 2010, Emigrant would agree to sell, transfer and assign and Mr. Gluckstern would agree to purchase, accept and assume all of Emigrant’s rights, title, obligations and interest in, to and under the Company’s indebtedness owed to Emigrant for an aggregate purchase price equal to the aggregate outstanding principal amount of the loans under the Loan Agreement (including the related promissory note), together with all interest and other amounts accrued thereon, including default interest, through and including such date.

In connection with the settlement of a shareholder class action complaint filed by one of the Company’s shareholders against the Company, its directors, Buyer and Ajax, the parties to the Voting

CUSIP No. 46589F108	Page 4 of 5 Pages

Agreement entered into a Termination Agreement, dated as of January 5, 2010 (the “Termination Agreement”), pursuant to which the parties thereto agreed to terminate the Voting Agreement.”

The descriptions of the APA Amendment No.1 and the Termination Agreement in this Amendment No. 6 are qualified in their entirety by reference to the full text of the APA Amendment No.1 and the Termination Agreement, respectively, which are attached as Exhibit 1 and Exhibit 2, respectively, to this Amendment No. 6 pursuant to Item 7 hereof.

ITEM 5. Interest in Securities of the Issuer.

The response to Item 5 is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

“Based upon the information set forth in the Company’s Quarterly Report on Form 10-Q, filed with the SEC on November 19, 2009, there were 11,241,033 shares of common stock of the Company issued and outstanding as of November 19, 2009. As of January 5, 2010, Mr. Gluckstern has:

(i) the sole power to vote or to direct the vote of 2,176,431(*) shares of common stock,
(ii) the shared power to vote or to direct the vote of 0 shares of common stock,
(iii) the sole power to dispose or to direct the disposition of 2,176,431(*) shares of common stock, and
(iv) the shared power to dispose or to direct the disposition of 0 shares of common stock.

Mr. Gluckstern may be deemed to beneficially own 2,176,431 shares, or 18.0%, of the 11,241,033 shares of common stock of the Company issued and outstanding as of November 19, 2009, as reported by the Company in its Quarterly Report on Form 10-Q, filed with the SEC on November 19, 2009.

(*) As of January 5, 2010, Mr. Gluckstern held: (i) 196,078 shares of common stock held by Ajax; (ii) 1,124,103 restricted shares of common stock issued pursuant to the Company’s 2009 Equity Incentive Plan; (iii) 81,250 shares of common stock issuable upon exercise of rights to purchase an aggregate of up to 81,250 shares of common stock during the period from November 8, 2005 to November 8, 2010 granted by certain shareholders of the Company pursuant to a share purchase right agreement; and (iv) 775,000 shares of common stock issuable upon exercise of options to purchase shares of common stock.”

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 6 is supplemented by adding the following:

“In connection with the settlement of a shareholder class action complaint filed by one of the Company’s shareholders against the Company, its directors, Buyer and Ajax, the parties to the Voting Agreement entered into a Termination Agreement, dated as of January 5, 2010 (the “Termination Agreement”), pursuant to which the parties thereto agreed to terminate the Voting Agreement.”

The descriptions of the Termination Agreement in this Amendment No. 6 are qualified in their entirety by reference to the full text of the Termination Agreement, which is attached as Exhibit 2 to this Amendment No. 6 pursuant to Item 7 hereof.

ITEM 7.	Material to be Filed as Exhibits.

            Exhibit 1 -- Amendment No. 1 to the Asset Purchase Agreement dated November 17, 2009

            Exhibit 2 -- Termination Agreement dated January 5, 2010

CUSIP 46589F108	Page 5 of 5 Pages

SCHEDULE 13D/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2009

/s/ Steven M. Gluckstern
Steven M. Gluckstern